Free Writing Prospectus

Filed pursuant to Rule 433

August 15, 2024

Registration Statement No. 333-266315

FINAL TERM SHEET

Dated August 15, 2024

$1,850,000,000

Quest Diagnostics Incorporated

$400,000,000 4.600% Senior Notes due 2027

$600,000,000 4.625% Senior Notes due 2029

$850,000,000 5.000% Senior Notes due 2034

Issuer:	Quest Diagnostics Incorporated
Trade Date:	August 15, 2024
Original Issue Date (Settlement):*	August 19, 2024 (T+2)
Interest Accrual Date:	August 19, 2024
Ratings:**	Moody’s: Baa1; S&P: BBB+; Fitch: BBB

$400,000,000 4.600% Senior Notes due 2027 (the “2027 Notes”)

Principal Amount:	$400,000,000
Maturity Date:	December 15, 2027
Issue Price (Price to Public):	99.978% of the principal amount
Yield:	4.609%
Interest Rate:	4.600% per annum
Interest Payment Period:	Semi-annual
Interest Payment Dates:	Each June 15 and December 15, commencing December 15, 2024
Treasury Benchmark:	3.750% due August 15, 2027
Spread to Benchmark:	T+70 bps
Benchmark Yield:	3.909%

Optional Redemption:

Prior to November 15, 2027 (one month prior to their maturity date) (the “Par Call Date”), the Issuer may redeem the 2027 Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

•  (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2027 Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months), at the Treasury Rate plus 15 basis points less (b) interest accrued to the date of redemption; and

•  100% of principal amount of the 2027 Notes to be redeemed plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the Par Call Date, the Issuer may redeem the 2027 Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2027 Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Special Mandatory Redemption	If (i) the LifeLabs Acquisition is not consummated on or before the Special Mandatory Redemption End Date or (ii) the Issuer notifies the trustee under the indenture that it will not pursue consummation of the LifeLabs Acquisition, the Issuer will be required to redeem the 2027 Notes at a redemption price equal to 101% of the principal amount of the 2027 Notes, plus accrued and unpaid interest, if any, to, but excluding, the Special Mandatory Redemption Date. The proceeds from this offering will not be deposited into an escrow account pending completion of the LifeLabs Acquisition or any Special Mandatory Redemption, nor will the Issuer be required to grant any security interest or other lien on those proceeds to secure any redemption of the 2027 Notes.
CUSIP:	74834L BE9
ISIN:	US74834LBE92
Joint Book-Running Managers:	J.P. Morgan Securities LLC Morgan Stanley & Co. LLC Wells Fargo Securities, LLC Goldman Sachs & Co. LLC Mizuho Securities USA LLC Credit Agricole Securities (USA) Inc.

Co-Managers:	MUFG Securities Americas Inc. PNC Capital Markets LLC Fifth Third Securities, Inc. KeyBanc Capital Markets Inc. BofA Securities, Inc. BNY Mellon Capital Markets, LLC

$600,000,000 4.625% Senior Notes due 2029 (the “2029 Notes”)

Principal Amount:	$600,000,000
Maturity Date:	December 15, 2029
Issue Price (Price to Public):	99.894% of the principal amount
Yield:	4.649%
Interest Rate:	4.625% per annum
Interest Payment Period:	Semi-annual
Interest Payment Dates:	Each June 15 and December 15, commencing December 15, 2024
Treasury Benchmark:	4.000% due July 31, 2029
Spread to Benchmark:	T+85 bps
Benchmark Yield:	3.799%
Optional Redemption:

Prior to November 15, 2029 (one month prior to their maturity date) (the “Par Call Date”), the Issuer may redeem the 2029 Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

•  (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2029 Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months), at the Treasury Rate plus 15 basis points less (b) interest accrued to the date of redemption; and

•  100% of principal amount of the 2029 Notes to be redeemed plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the Par Call Date, the Issuer may redeem the 2029 Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2029 Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Special Mandatory Redemption	If (i) the LifeLabs Acquisition is not consummated on or before the Special Mandatory Redemption End Date or (ii) the Issuer notifies the trustee under the indenture that it will not pursue consummation of the LifeLabs Acquisition, the Issuer will be required to redeem the 2029 Notes at a redemption price equal to 101% of the principal amount of the 2029 Notes, plus accrued and unpaid interest, if any, to, but excluding, the Special Mandatory Redemption Date. The proceeds from this offering will not be deposited into an escrow account pending completion of the LifeLabs Acquisition or any Special Mandatory Redemption, nor will the Issuer be required to grant any security interest or other lien on those proceeds to secure any redemption of the 2029 Notes.
CUSIP:	74834L BF6
ISIN:	US74834LBF67
Joint Book-Running Managers:	J.P. Morgan Securities LLC Morgan Stanley & Co. LLC Wells Fargo Securities, LLC Goldman Sachs & Co. LLC Mizuho Securities USA LLC PNC Capital Markets LLC
Co-Managers:	MUFG Securities Americas Inc. Credit Agricole Securities (USA) Inc. Fifth Third Securities, Inc. KeyBanc Capital Markets Inc. BofA Securities, Inc. BNY Mellon Capital Markets, LLC

$850,000,000 5.000% Senior Notes due 2034 (the “2034 Notes”)

Principal Amount:	$850,000,000
Maturity Date:	December 15, 2034
Issue Price (Price to Public):	99.609% of the principal amount
Yield:	5.050%

Interest Rate:	5.000% per annum
Interest Payment Period:	Semi-annual
Interest Payment Dates:	Each June 15 and December 15, commencing December 15, 2024
Treasury Benchmark:	3.875% due August 15, 2034
Spread to Benchmark:	T+112.5 bps
Benchmark Yield:	3.925%
Optional Redemption:

Prior to September 15, 2034 (three months prior to their maturity date) (the “Par Call Date”), the Issuer may redeem the 2034 Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

•  (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2034 Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months), at the Treasury Rate plus 20 basis points less (b) interest accrued to the date of redemption; and

•  100% of principal amount of the 2034 Notes to be redeemed plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the Par Call Date, the Issuer may redeem the 2034 Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2034 Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Special Mandatory Redemption	Unlike the 2027 Notes and the 2029 Notes, the Special Mandatory Redemption provisions do not apply to the 2034 Notes and, as a result, if the LifeLabs Acquisition is not consummated, the 2034 Notes will remain outstanding.
CUSIP:	74834L BG4
ISIN:	US74834LBG41

Joint Book-Running Managers:	J.P. Morgan Securities LLC Morgan Stanley & Co. LLC Wells Fargo Securities, LLC Goldman Sachs & Co. LLC Mizuho Securities USA LLC MUFG Securities Americas Inc.
Co-Managers:	Credit Agricole Securities (USA) Inc. PNC Capital Markets LLC Fifth Third Securities, Inc. KeyBanc Capital Markets Inc. BofA Securities, Inc. BNY Mellon Capital Markets, LLC
Conflicts of Interest:	The net proceeds of this offering may be used in part for the redemption or repayment of the 3.50% Senior Notes pursuant to the applicable provisions of the indenture governing these notes. Certain of the underwriters (or their affiliates) may hold the 3.50% Senior Notes and would receive a portion of the proceeds from this offering if such notes were to be redeemed or repaid. If any one underwriter, together with its affiliates, were to receive 5% or more of the net proceeds of this offering by reason of the redemption or repayment, such underwriters would be deemed to have a “conflict of interest” within the meaning of Rule 5121 of the Financial Industry Regulatory Authority, Inc. (“Rule 5121”). Accordingly, this offering will be conducted in accordance with Rule 5121. No underwriter with a “conflict of interest” under Rule 5121 will confirm sales to any account over which it exercises discretion without the specific written approval of the account holder.
Global Settlement:	Through The Depository Trust Company, Euroclear or Clearstream, Luxembourg.

Capitalized terms used but not defined herein have the meanings given to them in the preliminary prospectus supplement.

*Note: It is expected that delivery of the notes will be made against payment therefor on or about August 19, 2024, which is the second business day following the date hereof (such settlement cycle being referred to as “T+2”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any day prior to the first business day before delivery will be required, by virtue of the fact that the notes initially will settle in T+2, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

**Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and the prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533; Morgan Stanley & Co. LLC toll free at 1-866-718-1649; or Wells Fargo Securities, LLC toll free at 800-645-3751.